EXHIBIT (e)

Item 13. Certain Relationships and Related Transactions

Certain Business Relationships and Transactions with Management

     Relationships with Bank of America. As discussed above, Mr. Hance is Vice Chairman and Chief Financial Officer of Bank of America, a lending institution that has provided financing and related services to Summit on customary terms and conditions. The Compensation Committee currently consists of Ms. Riches and Messrs. Allwin, Fishkind, Hance and Schwab. None of these individuals has served as an officer or employee of Summit or any of its subsidiaries. Mr. Hance is Vice Chairman and Chief Financial Officer of Bank of America, a lending institution that has provided financing and related services to Summit on customary terms and conditions. During 2002, Bank of America committed to invest in certain historic tax credit ventures with Summit in order to redevelop two communities. Bank of America satisfied this commitment by investing approximately $9.1 million in equity to fund a portion of the total cost of this redevelopment and will receive a preferred return on these capital investments and an annual asset management fee with respect to each community. In addition, Bank of America’s interests in the joint ventures are subject to put/call rights during the sixth and seventh years after the respective communities are placed in service. Bank of America is also the counter-party to a fixed-to-floating interest rate swap with a notional amount of $50 million entered into by Summit in 2002. Bank of America was a member of a group of banks that provided Summit’s $225 million unsecured credit facility. Bank of America’s commitment amount in connection with such credit facility was $40 million. In July 2003, this credit facility was terminated and replaced by a secured line of credit to which Bank of America is not a party.

     Property Management Fees. Summit Management Company, a subsidiary of Summit through which Summit performs all of its management and leasing activities (the “Management Company”), provides onsite and asset management services to apartment communities held by partnerships in which affiliates of Messrs. McGuire and Paulsen are general partners. During 2003, the Management Company received management fees of approximately $275,000 in the aggregate for the performance of such services. The fees charged by the Management Company to these partnerships were no less than the fees charged to other third-party recipients of such services.

     Employment Arrangements with Messrs. McGuire and Paulsen. Summit entered into an amended and restated employment agreement with Mr. McGuire on August 24, 2001 and with Mr. Paulsen on April 3, 2001, each of which expires on December 31, 2011. Each of the employment agreements provides that the annual base salary of Messrs. McGuire and Paulsen, effective as of January 1, 2002 and for the balance of the term of such agreement, will be $200,000 per year unless Mr. McGuire or Mr. Paulsen, respectively, ceases to be an employee member of the Board of Directors of Summit, in which case such annual base salary shall be reduced to $175,000. Messrs. McGuire and Paulsen also are entitled to participate in Summit’s employee stock option plans and employee benefit plans. The agreements further provide that Messrs. McGuire and Paulsen receive health benefits at a cost comparable to that paid to similarly situated employees of Summit, secretarial and computer-related services, and office facilities for the term of the agreements and for the remainder of the respective life of each of Messrs. McGuire and Paulsen thereafter. During 2003, each of Messrs. McGuire and Paulsen were paid a base salary of $200,000. Summit granted each of Messrs. McGuire and Paulsen options to purchase 5,000 shares of Common Stock, at an exercise price of $20.30, which options vested on May 21, 2003, the date of grant, and expire on May 21, 2013.

     The employment agreements with Messrs. McGuire and Paulsen also provide for certain severance benefits. If the employment of Mr. McGuire or Mr. Paulsen, respectively, is terminated by Summit or such employee for any or no reason prior to the expiration of the term of his agreement, Mr. McGuire or Mr. Paulsen will be entitled to receive his base salary for the remainder of the term of the agreement. In addition, all stock options and restricted stock held by Mr. McGuire or Mr. Paulsen, as the case may be, shall become fully vested upon such termination and, subject to the terms of the 1994 Stock Plan, all such stock options shall remain outstanding for the remainder of their original terms. Under such circumstances, any loan from Summit to Mr. McGuire or Mr. Paulsen, as the case may be, pursuant to Summit’s Employee Loan Program shall continue in place for the remainder of its term.

     In addition, each of Messrs. McGuire and Paulsen has entered into a noncompetition agreement with Summit. Each noncompetition agreement contains substantially the same terms as the noncompetition agreements of the Executive Officers described above under the heading “Compensation of Directors and Executive Officers—Employment and Noncompetition Agreements,” except that each of Messrs. McGuire and Paulsen is required to devote only a portion of his respective business time to Summit.

Loans to Officers and Employees

     The Board of Directors of Summit, including the Compensation Committee thereof, believes that ownership of Summit’s Common Stock by executive officers and certain other qualified employees of Summit and its subsidiaries aligns the interests of such officers and employees with the interests of the stockholders of Summit. To further such goal of aligning the interests of such officers and employees with the interests of the stockholders of Summit, the Board of Directors on September 8, 1997 approved and Summit instituted a loan program. The Board of Directors has amended the terms of the loan program from time to time since its inception. Pursuant to the loan program, Summit has loaned amounts to or on behalf of certain of Summit’s executive officers and key employees (hereinafter, a “Loan”) for one or more of the following purposes: (i) to finance the purchase of Common Stock on the open market at then-current market prices; (ii) to finance an employee’s payment of the exercise price of one or more stock options to purchase shares of Common Stock granted to such employee under the 1994 Stock Plan; or (iii) to finance the annual tax liability or other expenses of an executive officer related to the vesting of shares of Common Stock which constitute a portion of a restricted stock award granted to such executive officer under the 1994 Stock Plan. As a result of the Sarbanes-Oxley Act of 2002, Summit is no longer permitted to make loans to its executive officers and, therefore, new issuances to executive officers under the loan program have been terminated. Loans in existence on July 30, 2002 are grandfathered so long as there is no material modification to any term of those Loans, including any renewal.

     Pursuant to the loan program, at no time could the maximum aggregate outstanding balance of Loans to an executive officer exceed $500,000 (unless such limit was otherwise waived by the Board of Directors or the Compensation Committee thereof), and at no time could the maximum aggregate outstanding balance of Loans to a qualified employee exceed $200,000 (unless similarly waived). The Board of Directors has chosen to increase such limit for certain individuals. Prior to the termination of the program for executive officers, the limits were $500,000 for Mr. McGuire, $1,000,000 for Mr. Paulsen, $5,650,000 for Mr. LeBlanc, $3,050,000 for Mr. Schwarz, $1,650,000 for Messrs. Downey and Ell, and $1,150,000 for Mr. Adzema. Prior to such termination, Loans had been extended to Messrs. McGuire and Paulsen and each of Summit’s executive officers for the purpose of financing the purchase of Common Stock or the payment of the annual tax liability related to the vesting of shares of Common Stock which constitute a portion of a restricted stock award.

     Pursuant to the loan program, the relevant executive officer or employee has executed a Promissory Note and Security Agreement (a “Note”) related to each Loan made by Summit. Each Note bears interest at a rate established on the date of the Note. In all cases, the interest rate is fixed and the Note becomes due and payable in full no later than the tenth anniversary of the Note (the “Maturity Date”). The shares of Common Stock, which are the subject of a Loan, serve as collateral (the “Collateral Stock”) for the Note and will not be released to the relevant executive officer or employee until such time as the Note has been paid in full. In the past, shares of the Collateral Stock were released, from time to time, by Summit to the relevant executive officer or employee to the extent that the fair market value of the remaining shares exceeded the outstanding principal balance of the Loan by a certain percentage determined by the Board of Directors.

     Until the Maturity Date, the executive officer or employee to whom a Loan has been extended will only be required to repay such Loan through the application to the outstanding Loan balance of all dividends and distributions related to the Collateral Stock, first to interest, and the remainder, if any, to outstanding principal. All of the outstanding Loans made by Summit are full recourse against the applicable executive officer or employee. If the market price of Summit’s Common Stock falls materially below the price at which the shares of stock were purchased, the proceeds of the sale may not be sufficient to repay the Loan. However, since the Loans are full recourse, Summit has the right to collect any additional amount owed directly from the executive officer or employee to the extent such executive officer or employee is able to pay such amount.

     Generally, the outstanding principal balance of a Loan becomes due and payable, among other circumstances, within 120 days after termination of the employment with Summit of the executive officer or employee to whom such Loan has been extended. However, as discussed above, the employment agreements with Messrs. McGuire and Paulsen provide that any Loan from Summit to Mr. McGuire or Mr. Paulsen, as the case may be, shall continue in place for the remainder of its term in the event of any such termination. In addition, Loans from Summit to each of Mr. LeBlanc and Mr. Schwarz in the aggregate original principal amounts of $1,961,065 and $927,310, respectively, shall continue in place for their terms if such executive officer’s employment is terminated by Summit without “cause” or following a “change in control” of Summit. As of December 31, 2003, the aggregate outstanding principal balance of such Loans was $1,684,672 for Mr. LeBlanc, with respect to which 68,663 shares of Common Stock serve as collateral, and $816,918 for Mr. Schwarz, with respect to which 32,914 shares of Common Stock serve as collateral.

     From the inception of the loan program through December 31, 2002, Summit extended Loans totaling approximately $25,319,933 to its executive officers and employees, including Loans with the aggregate original principal amounts of $499,814 to Mr. McGuire, $999,995 to Mr. Paulsen, $5,611,000 to Mr. LeBlanc, $2,976,840 to Mr. Schwarz, $1,664,849 to Mr. Downey, $1,664,586 to Mr. Ell, and $1,166,999 to Mr. Adzema. At no time did the aggregate outstanding balances of these Loans exceed the individual loan maximums set forth above.

     Loans to Messrs. McGuire and Paulsen in the original principal amounts of $499,814 and $999,995, respectively, bear interest at 6.21%per year made in January 2000). As of December 31, 2003, the principal amount outstanding was $ 441,338 and $883,003 with respect to which 26,280 and 52,579 shares of Common Stock serve as collateral, respectively.

     Loans to Mr. LeBlanc in the original principal amount of (i) $960,578 bear interest at 5.57% per year (made in August 1998), (ii) $1,000,487 bear interest at 4.71% per year (made in February 1999), (iii) $999,995 bear interest at 6.21% per year (made in January 2000), and (iv) $2,649,940 bear interest at 4.65% per year (made in April 2002). As of December 31, 2003, the aggregate principal amount outstanding was $5,180,855 with respect to which 235,404 shares of Common Stock serve as collateral.

     Loans to Mr. Schwarz in the original principal amount of (i) $404,044 bear interest at 6.13% per year (made in January 1998), (ii) $55,838 bear interest at 5.68% per year (made in July 1998), (iii) $17,425 bear interest at 5.56% per year (made in August 1998), (iv) $450,004 bear interest at 4.71% per year (made in February 1999), (v) $499,969 bear interest at 6.21% per year (made in January 2000), (vi) $57,750 bear interest at 6.40% per year (made in May 2000), (vii) $99,973 bear interest at 6.33% per year (made in August 2000), (viii) $91,843 bear interest at 6.01% per year (made in November 2000), and (ix) $1,299,994 bear interest at 4.65% per year (made in April 2002). As of December 31, 2003, the aggregate principal amount outstanding was $2,782,568 with respect to which 125,905 shares of Common Stock serve as collateral.

     Loans to Mr. Adzema in the original principal amount of (i) $85,000 bear interest at 5.68% (made in July 1998), (ii) $21,000 bear interest at 5.27% (made in July 1999), (iii) $250,004 bear interest at 6.21% (made in January 2000), (iv) $111,000 bear interest at 5.07% (made in February 2001), and (v) $699,995 bear interest at 4.65% per year (made in April 2002). As of December 31, 2003, the aggregate principal amount outstanding was $1,100,492 with respect to which 51,323 shares of Common Stock serve as collateral.

     Loans to Mr. Downey in the original principal amount of (i) $90,000 bear interest at 4.64% (made in January 1999), (ii) $15,000 bear interest at 5.27% (made in July 1999), (iii) $750,011 bear interest at 6.21% (made in January 2000), (iv) $109,843 bear interest at 6.01% (made in November 2000), and (v) $699,995 bear interest at 4.65% (made in April 2002). As of December 31, 2003, the aggregate principal amount outstanding was $ 1,538,539 with respect to which 77,537 shares of Common Stock serve as collateral.

     Loans to Mr. Ell in the original principal amount of (i) $50,000 bear interest at 5.98% per year (made in April 1998), (ii) $50,000 bear interest at 4.64% per year (made in January 1999), (iii) $8,000 bear interest at 6.30% per year (made in January 2000), (iv) $125,354 bear interest at 6.21% per year (made in January 2000), (v) $125,045 bear interest at 6.40% per year (made in May 2000), (vi) $499,160 bear interest at 6.01% per year (made in

November 2000), (vii) $107,032 bear interest at 5.07% per year (made in February 2001), and (viii) $699,995 bear interest at 4.65% (made in April 2002). As of December 31, 2003, the aggregate principal amount outstanding was $1,588,699 with respect to which 71,650 shares of Common Stock serve as collateral.